Term sheet No. 887B
To underlying supplement No. 1 dated September 29, 2009,
product supplement B dated September 29, 2009,
prospectus supplement dated September 29, 2009
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated May 12, 2010; Rule 433
Deutsche Bank AG, London Branch
$• Knock-Out Notes Linked to the S&P 500® Index due May 21*, 2012

General
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The Knock-Out Notes (the “securities”) are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index.  Investors should be willing to forgo coupon and dividend payments and, if the level of the Underlying declines by more than 20% from the Initial Level at any time on any trading day during the Observation Period and, on the Final Valuation Date, the closing level of the Underlying is less than the Initial Level, be willing to lose up to 100% of their initial investment. If the level of the Underlying is greater than or equal to 80% of the Initial Level at all times on every trading day during the Observation Period, investors will be entitled to receive a return at maturity equal to the greater of (a) the Underlying Return and (b) the Contingent Minimum Return. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch due on or about May 21*, 2012.
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities are expected to price on or about May 12*, 2010 (the “Trade Date”) and are expected to settle on or about May 19*, 2010 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	The S&P 500® Index (Ticker: SPX)
Issue Price:	100% of the Face Amount
Knock-Out Event:
A Knock-Out Event occurs if, at any time on any trading day during the Observation Period, the level of the Underlying has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20%.
Knock-Out Level:	Equal to 80% of the Initial Level.
Payment at Maturity:
•  If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x Underlying Return)
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level.

•  If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 Face Amount will equal $1,000 plus the product of  (a) $1,000 and (b) the greater of (i) the Underlying Return and (ii) the Contingent Minimum Return.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive, zero or negative.
Contingent Minimum Return:	13% to 19% (the actual Contingent Minimum Return will be determined on the Trade Date)
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Initial Level:	The Underlying closing level on the Trade Date.
Final Level:	The Underlying closing level on the Final Valuation Date.
Trade Date:	May 12*, 2010
Settlement Date:	May 19*, 2010
Final Valuation Date:	May 16*, 2012, subject to postponement as described under “Description of Securities—Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Maturity Date:	May 21*, 2012, subject to postponement as described under “Description of Securities—Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 4D 2 / US2515A04D21
* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.
Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$	$
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
May 12, 2010

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Is the Payment at Maturity on the Securities Assuming a Range of Performance for the Underlying?

The following table illustrates a range of hypothetical Payments at Maturity of the securities. The table and the examples below assume an Initial Level of 1,160, a Knock-Out Buffer Amount of 20%, a Knock-Out Level of 928, equal to 80% of the Initial Level, and a Contingent Minimum Return of 16%. The actual Initial Level, Knock-Out Level and Contingent Minimum Return will be determined on the Trade Date. The results set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change in Underlying Level	A Knock-Out Event Does Not Occur During the Observation Period		A Knock-Out Event Does Occur During the Observation Period
		Return on the Securities	Payment at Maturity	Return on the Securities	Payment at Maturity
2,320.00	100.00%	100.00%	$2,000.00	100.00%	$2,000.00
2,204.00	90.00%	90.00%	$1,900.00	90.00%	$1,900.00
2,088.00	80.00%	80.00%	$1,800.00	80.00%	$1,800.00
1,972.00	70.00%	70.00%	$1,700.00	70.00%	$1,700.00
1,856.00	60.00%	60.00%	$1,600.00	60.00%	$1,600.00
1,740.00	50.00%	50.00%	$1,500.00	50.00%	$1,500.00
1,624.00	40.00%	40.00%	$1,400.00	40.00%	$1,400.00
1,508.00	30.00%	30.00%	$1,300.00	30.00%	$1,300.00
1,392.00	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
1,334.00	15.00%	16.00%	$1,160.00	15.00%	$1,150.00
1,276.00	10.00%	16.00%	$1,160.00	10.00%	$1,100.00
1,218.00	5.00%	16.00%	$1,160.00	5.00%	$1,050.00
1,160.00	0.00%	16.00%	$1,160.00	0.00%	$1,000.00
1,102.00	-5.00%	16.00%	$1,160.00	-5.00%	$950.00
1,044.00	-10.00%	16.00%	$1,160.00	-10.00%	$900.00
928.00	-20.00%	16.00%	$1,160.00	-20.00%	$800.00
812.00	-30.00%	N/A	N/A	-30.00%	$700.00
696.00	-40.00%	N/A	N/A	-40.00%	$600.00
580.00	-50.00%	N/A	N/A	-50.00%	$500.00
464.00	-60.00%	N/A	N/A	-60.00%	$400.00
348.00	-70.00%	N/A	N/A	-70.00%	$300.00
232.00	-80.00%	N/A	N/A	-80.00%	$200.00
116.00	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Underlying increases from the Initial Level of 1,160.00 to a Final Level of 1,1218.00. Because a Knock-Out Event has not occurred and the Underlying Return of 5.00% is less than the Contingent Minimum Return of 16.00%, the investor receives a return equal to the Contingent Minimum Return. Therefore, the Payment at Maturity is equal to $1,160.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x 16%) = $1,160.00

Example 2: A Knock-Out Event has not occurred, and the level of the Underlying decreases from the Initial Level of 1,160.00 to a Final Level of 928.00. Because a Knock-Out Event has not occurred and the Underlying Return of -20% is less than the Contingent Minimum Return of 16.00%, the investor receives a return equal to the Contingent Minimum Return. Therefore, the Payment at Maturity is equal to $1,160.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x 16%) = $1,160.00

Example 3: A Knock-Out Event has not occurred, and the level of the Underlying increases from the Initial Level of 1,160.00 to a Final Level of 1,392.00. Because a Knock-Out Event has not occurred and the Underlying Return of 20% is greater than the Contingent Minimum Return of 16.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200.00

Example 4: A Knock-Out Event has occurred, and the level of the Underlying decreases from the Initial Level of 1,160.00 to a Final Level of 1,044.00. Because a Knock-Out Event has occurred and the Underlying Return is -10%, the investor receives a Payment at Maturity of $900.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -10%) = $900.00

Example 5: A Knock-Out Event has occurred, and the level of the Underlying increases from the Initial Level of 1,160.00 to a Final Level of 1,392.00. Because a Knock-Out Event has occurred and the Underlying Return is 20%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The securities provide the opportunity to participate in the appreciation of the Underlying at maturity. If a Knock-Out Event has not occurred, in addition to the Face Amount, you will be entitled to receive at maturity at least the Contingent Minimum Return of between 13% and 19% (to be determined on the Trade Date) on the securities, or a minimum Payment at Maturity of between $1,130.00 and $1,190.00 (to be determined on the Trade Date) for every $1,000 Face Amount of securities. If a Knock-Out Event has occurred,  you will be entitled to receive at maturity a return on the securities equal to the Underlying Return, whether positive or negative. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities, which may be positive or negative, is linked to the performance of the S&P 500® Index.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is only a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange. Your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Underlying or any of the component stocks held by the Underlying.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative and whether or not a Knock-Out Event occurs during the Observation Period. If the Final Level is less than the Initial Level and a Knock-Out Event occurs during the Observation Period, your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level. Any Payment at Maturity is subject to our ability to satisfy our obligations as they become due.

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THE PROTECTION PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE DURING THE TERM OF THE SECURITIES – The securities are subject to continuous monitoring. As a result, if the level of the Underlying at any time on any trading day during the Observation Period declines from the Initial Level by more than the Knock-Out Buffer Amount of 20%, your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level. You will be subject to this potential loss of your initial investment even if the Underlying subsequently increases such that the Final Level is less than the Initial Level by not more than the Knock-Out Buffer Amount of 20%.

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YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE DURING THE TERM OF THE SECURITIES – If the level of the Underlying at any time on any trading day during the Observation Period declines from the Initial Level by more than the Knock-Out Buffer Amount of 20%, you will not be entitled to receive the Contingent Minimum Return on the securities. Under these circumstances, you may lose some or all of your investment at maturity, and you will be fully exposed to any decline in the Final Level as compared to the Initial Level.

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CREDIT OF THE ISSUER — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

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TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks of the Underlying and consequently have an impact on the performance of the Underlying, and may adversely affect the Final Level. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  Therefore, the value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price.  The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the

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risks inherent in managing the hedging transactions.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your securities to maturity.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks held by the Underlying would have.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying at any time on any trading day during the Observation Period, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks held by the Underlying;

•	interest and yield rates in the market generally and in the markets of the component stocks held by the Underlying;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Underlying and any changes to the component stocks held by it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying over the term of the securities may bear little relation to the historical levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in any return of your investment.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Underlying closing levels from May 10, 2000  through May 10, 2010.  The Underlying closing level on May 10, 2010 was 1,159.73.  We obtained the Underlying closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the level of the Underlying at any time on any trading day during the Observation Period, including on the Final Valuation Date.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling commission in connection with the sale of the securities. DBSI will pay referral fees to other broker-dealers of 0.50% or $5.00 per $1,000 Face Amount of securities. DBSI will pay custodial fees to other broker-dealers of 0.25% or $2.50 per $1,000 Face Amount of securities. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.